SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/ME) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

Shareholders of GAFISA S.A. (“Company” and “Gafisa”) are summoned for an Extraordinary Shareholders’ Meeting (“Meeting”), to be held on April 15, 2019, at 9:00 a.m., at the Company’s headquarters in the City and State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, to deliberate on the following matters in the agenda:

a)                 To suspend the exercise of shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group, pursuant to article 120 of Law 6,404, dated December 15, 1976, as amended (“Brazilian Corporation Law”) in violation of the obligation imposed by the Company’s Bylaws;

b)                 Authorize the Board of Directors to hire a first-rate Bank or Consultancy to prepare a new long-term Strategic Plan for the Company, which will have the effect of resuming the Company’s growth path and should consider, among other opportunities: (a.1) Expansion and consolidation of its already traditional presence in the real estate construction sector for the middle/upper class; (a.2) Expand operations for the residential construction market focused on the medium and low income market, especially or the market focused on the Minha Casa, Minha Vida program; (a.3) Expand operations for the residential, commercial and industrial condominium market, in particular subdivisions and urban projects; (a.4) Expand performance for the international real estate market; (a.5) Continuing the Company’s activities in the area of technical and administrative assistance services for the after-sales of residential and commercial real estate, especially those of its own incorporation; (a.6) Establish public-private partnerships for the construction of public works, roads, airports, ports, urban transport and development, among other sectors; and (a.7) Expand operations for the construction and/or acquisition of real estate, commercial and/or industrial, for recreation, as well as residential, for the purpose of long-term lease with international top-level clients and/or associated with Investment Funds in Credit Rights (FIDC) and Real Estate Receivables Certificates (CRIs);

c)                  To elect all members of the Board of Directors, in view of the provisions of paragraph 3 of article 141 of the Brazilian Corporation Law, considering that 4 (four) of the 7 (seven) members of the Company’s Board of Directors elected in Gafisa’s extraordinary general meeting held on September 25, 2018, resigned their positions;

d)                 To update the caput of article 5 of Gafisa’s Bylaws to reflect the cancellations of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, with the Company having 43,357,589 (forty-three million, three hundred and fifty-seven thousand, five hundred and eighty-nine) common shares, all nominative, book-entry, with no par value;

e)                  To increase the value of the Company’s authorized capital, from the current 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws, so that the Company can meet its new challenges, and it is the responsibility of the Board of Directors to define the conditions for the decision of the securities necessary for the capitalization of Gafisa;

f)                  To authorize the Board of Directors to approve the issuance of new shares up to the limit of authorized capital and to evaluate the best alternatives for raising funds through the issuance of securities convertible or non-convertible into shares to meet the Strategic Plan to be prepared, which will give Gafisa the well-deserved prominent role in the real estate sector, for which it has always been a reference, acting as a large corporation; and

g)                 In line with the Material Fact of November 26, 2018, ratify the measures taken for the voluntary delisting of its shares of the New York Stock Exchange (NYSE) and change of the American Depositary Shares program from Level 3 to Level 1.

General Information:

1.                  The documentation referring to the matters on the agenda and other documents provided for in CVM Instruction No. 481/09 are available to shareholders at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/), and on the websites of B3 (www.b3.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2.                  Shareholder or his/her legal representative shall attend the Meeting bearing a document proving his/her identity, and where applicable, his/her powers of representation.

3.                 Shareholders participating in the Fungible Custody of Registered Shares at B3 who intend to attend the Meeting shall present an updated statement of their shareholding position provided by custody institution within 48 horas prior to the Meeting.

4.                 We request that proxies with special powers for representation at the Meeting shall be deposited at the Company’s headquarters, at the Investor Relations Department, until April 8, 2019.

5.                 Pursuant to article 4 of CVM Instruction No. 481/09 and article 1 of CVM Instruction No. 165/91, we hereby inform you that the minimum percentage of participation in the voting capital of the Company when requesting the adoption of the multiple voting is 2%.

6.                 The Company will adopt the remote voting system pursuant to CVM Instruction No. 481/09, allowing its shareholders to send their remote voting forms (i) to the Company’s bookkeeping agent; (ii) by means of their respective custody agents; or (iii) directly to the Company, as per instruction mentioned in the remote voting form and in item 12.2 of the Company’s Reference Form.

São Paulo, March 15, 2019

Augusto Marques da Cruz Filho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer